Exhibit 99.2

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2015

This management’s discussion and analysis (“MD&A”), prepared as of February 10, 2016, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2015 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2015 and the notes thereto (the “financial statements”).  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management’s expectations.  Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation’s financial statements for 2015 and corresponding notes to the financial statements which are available on the Company’s web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars.  The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2015, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in “Risk Analysis”. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

1.             DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges.  Volatility in the price of gold and silver impacts the Company’s revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company’s operating costs and capital expenditures.

Segment profile

Each of the Company’s significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,
Operating Segments	Operator	Location	2015	2014
Fort Knox	Kinross	U.S.A.	100%	100%
Round Mountain(a)	Kinross	U.S.A.	50%	50%
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%
Kupol(b)	Kinross	Russian Federation	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a) On January 11, 2016, the Company acquired the remaining 50% interest in the Round Mountain mine from Barrick Gold Corporation (“Barrick”).

(b) The Kupol segment includes the Kupol and Dvoinoye mines.

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts and	Years ended December 31,			2015 vs. 2014		2014 vs. 2013
per ounce amounts)	2015	2014	2013	Change	% Change	Change	% Change
Operating Highlights from Continuing Operations (d)
Total gold equivalent ounces (a)
Produced (c)	2,620,262	2,739,044	2,658,632	(118,782)	(4)%	80,412	3%
Sold (c)	2,634,867	2,743,398	2,697,093	(108,531)	(4)%	46,305	2%

Attributable gold equivalent ounces (a)
Produced (c)	2,594,652	2,710,390	2,631,092	(115,738)	(4)%	79,298	3%
Sold (c)	2,608,870	2,715,358	2,669,276	(106,488)	(4)%	46,082	2%

Financial Highlights from Continuing Operations (d)
Metal sales	$3,052.2	$3,466.3	$3,779.5	$(414.1)	(12)%	$(313.2)	(8)%
Production cost of sales	$1,834.8	$1,971.2	$2,004.4	$(136.4)	(7)%	$(33.2)	(2)%
Depreciation, depletion and amortization	$897.7	$874.7	$828.8	$23.0	3%	$45.9	6%
Impairment charges	$699.0	$1,251.4	$3,169.6	$(552.4)	(44)%	$(1,918.2)	(61)%
Operating loss	$(742.9)	$(1,027.2)	$(2,635.2)	$284.3	28%	$1,608.0	61%
Net loss attributable to common shareholders	$(984.5)	$(1,400.0)	$(3,012.6)	$415.5	30%	$1,612.6	54%
Basic loss per share attributable to common shareholders	$(0.86)	$(1.22)	$(2.64)	$0.36	30%	$1.42	54%
Diluted loss per share attributable to common shareholders	$(0.86)	$(1.22)	$(2.64)	$0.36	30%	$1.42	54%
Adjusted net earnings (loss) attributable to common shareholders(b)	$(91.0)	$131.1	$321.2	$(222.1)	(169)%	$(190.1)	(59)%
Adjusted net earnings (loss) per share (b)	$(0.08)	$0.11	$0.28	$(0.19)	(173)%	$(0.17)	(61)%
Net cash flow provided from operating activities	$831.6	$858.1	$796.6	$(26.5)	(3)%	$61.5	8%
Adjusted operating cash flow (b)	$786.6	$1,023.8	$1,171.8	$(237.2)	(23)%	$(148.0)	(13)%
Capital expenditures	$610.0	$631.8	$1,262.4	$(21.8)	(3)%	$(630.6)	(50)%
Average realized gold price per ounce	$1,159	$1,263	$1,402	$(104)	(8)%	$(139.0)	(10)%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$696	$719	$743	$(23)	(3)%	$(24)	(3)%
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$696	$720	$743	$(24)	(3)%	$(23)	(3)%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$684	$705	$703	$(21)	(3)%	$2	0%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$971	$965	$1,063	$6	1%	$(98)	(9)%
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$975	$973	$1,082	$2	0%	$(109)	(10)%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,047	$1,072	$1,357	$(25)	(2)%	$(285)	(21)%
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,049	$1,077	$1,360	$(28)	(3)%	$(283)	(21)%

(a) “Total” includes 100% of Chirano production.  “Attributable” includes Kinross’ share of Chirano (90%) production.

(b) The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.

(c) “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for 2015 was 73.92:1 (2014 - 66.29:1 and 2013 - 59.23:1).

(d) On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte (“FDN”).  As a result, FDN was reclassified as a discontinued operation.  On December 17, 2014, the Company disposed of its interest in FDN.

Consolidated Financial Performance

2015 vs. 2014

Kinross’ attributable production decreased by 4% compared with 2014, primarily due to lower production at Tasiast as a result of a decrease in ounces recovered from the dump leach pads and at Maricunga as a result of the extreme weather event that occurred in March 2015.  In addition, production decreased at Kettle River—Buckhorn due to a decrease in grades and at Paracatu, largely due to lower mill throughput as a result of planned mine sequencing and lack of rainfall.  These decreases were partially offset by higher production at Round Mountain largely due to improved heap leach performance and at Fort Knox due to higher mill grades.

During 2015, metal sales declined by 12% compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  The average realized gold price decreased to $1,159 per ounce in 2015 from $1,263 per ounce in 2014.  Gold equivalent ounces sold in 2015 decreased to 2,634,867 ounces compared with 2,743,398 ounces in 2014, primarily due to the decrease in gold equivalent ounces produced as described above.

Production cost of sales decreased by 7% compared with 2014, primarily due to the decrease in gold equivalent ounces sold, lower energy costs and favourable foreign exchange movements.  The decrease in costs also resulted in a 3% decrease in attributable production cost of sales per equivalent ounce sold compared with 2014.

During 2015, depreciation, depletion and amortization increased by 3% compared with 2014, primarily due to increases in the depreciable asset base at Round Mountain, the Kupol segment, Tasiast, Fort Knox and Chirano.  These increases were partially offset by decreases in the depreciable asset base and gold equivalent ounces sold at Kettle River-Buckhorn.

As at December 31, 2015, upon completion of its annual assessment of the carrying value of its Cash Generating Units (“CGUs”), the Company recorded an after-tax impairment charge of $430.2 million as a result of a reduction in the Company’s short-term and long-term gold price forecast.  The impairment charge was entirely related to property plant and equipment and included a charge of $240.2 million at Fort Knox, $147.0 million at Tasiast and $43.0 million at Round Mountain.  The impairment charge at Fort Knox is net of a tax recovery of $9.3 million.  In addition, during 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets.  During 2014, the Company recorded after-tax impairment charges of $932.2 million, comprising goodwill impairment of $145.3 million and property plant and equipment impairment of $786.9 million.  The Company also recorded inventory impairment charges of $167.6 million in 2014.

The operating loss decreased to $742.9 million in 2015 from $1,027.2 million in 2014.  The change was primarily due to the decrease in impairment charges, partially offset by lower metal sales.

During 2015, net loss from continuing operations attributable to common shareholders was $984.5 million, or $0.86 per share, compared with $1,400.0 million, or $1.22 per share, in 2014.  The change was primarily a result of the decrease in operating loss as described above.  In addition, at December 31, 2014, an impairment charge of $156.6 million related to the Company’s investment in Cerro Casale was recorded in other income (expense).  These decreases were partially offset by an increase in income tax expense.  During 2015, the Company recorded a tax expense of $141.7 million compared with $109.7 million in 2014.  The $141.7 million tax expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re-measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  The $109.7 million tax expense in 2014 included a $137.8 million recovery due to impairment charges and $145.5 million of expense due to re-measurements of deferred tax assets and liabilities as a result of income tax reforms enacted in Chile and significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  In addition, tax expense increased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Adjusted net loss attributable to common shareholders was $91.0 million, or $0.08 per share, for 2015 compared with adjusted net earnings attributable to common shareholders of $131.1 million, or $0.11 per share, in 2014.  The decrease in adjusted net earnings was primarily due to the decrease in margins (metal sales less production cost of sales).

During 2015, net cash flow provided from operating activities decreased by 3% compared with 2014.  The decrease in cash flows was primarily the result of the decrease in metal sales, partially offset by favourable working capital changes and lower production costs.

Adjusted operating cash flow decreased to $786.6 million in 2015 compared with $1,023.8 million in 2014, primarily due to the decrease in metal sales.

Capital expenditures decreased by 3% in 2015 compared with 2014, primarily due to reduced spending at Kupol and at Tasiast, partially offset by increased spending at Fort Knox.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased slightly compared with 2014, mainly due to the decrease in attributable ounces sold and an increase in sustaining capital expenditures, largely offset by lower production costs as described above.

Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased compared with 2014, primarily due to a decrease in non-sustaining capital expenditures at Tasiast, Chirano and the Kupol segment.

2014 vs. 2013

During 2014, Kinross’ attributable production increased by 3% compared with 2013, primarily due to increases in production from the Kupol segment as a result of processing higher grade ore from Dvoinoye and at Maricunga as a result of improved heap leach performance and increased efficiency of the Adsorption, Desorption and Recovery (“ADR”) plant, partially offset by a decrease in production as a result of the suspension of mining at La Coipa in October 2013.

Metal sales decreased to $3,466.3 million in 2014 from $3,779.5 million in 2013 due to a decrease in metal prices realized, partially offset by higher gold equivalent ounces sold.  The average realized gold price decreased to $1,263 per ounce in 2014 from $1,402 per ounce in 2013.

Production cost of sales decreased by 2% compared with 2013, primarily due to the impact of the suspension of mining at La Coipa and lower production costs at Chirano as a result of the transition to owner mining and reduced power costs.  These decreases were partially offset by an increase in gold equivalent ounces sold from the Kupol segment as a result of Dvoinoye commencing commercial production in October 2013 and higher costs at Fort Knox as a result of mining lower grade ore.

Depreciation, depletion and amortization increased by 6% in 2014 compared with 2013, primarily due to increases in the depreciable asset base and gold equivalent ounces sold from the Kupol segment as a result of Dvoinoye commencing commercial production and an increase in the depreciable asset base and a reduction in mineral reserves at Paracatu.  These increases were partially offset by the impact of the suspension of mining at La Coipa and decreases in the depreciable asset base at Tasiast and Maricunga.

As at December 31, 2014, the Company recorded an after-tax impairment charge of $932.2 million, upon completion of its annual assessment of the carrying value of its CGUs.  The impairment charge included goodwill impairment of $145.3 million and property plant and equipment impairment of $786.9 million. The property plant and equipment impairment included $342.5 million for Tasiast, $213.8 million for Chirano and $230.6 million for other CGUs, net of a tax recovery of $127.9 million and non-controlling interest of $23.7 million.  The Company also recorded inventory impairment charges of $167.6 million in 2014 and $177.6 million in 2013.  During 2013, the Company recorded after-tax impairment charges aggregating $2,834.1 million, comprised of $1,334.7 million for Tasiast, $573.6 million for Maricunga, and $925.8 million for other CGUs, net of a tax recovery of $157.9 million.

During 2014, the operating loss decreased to $1,027.2 million compared with an operating loss of $2,635.2 million in 2013.  The change was primarily due to decreases in impairment charges and exploration and business development costs, partially offset by a decrease in metal sales and an increase in depreciation, depletion and amortization.

Net loss from continuing operations attributable to common shareholders in 2014 was $1,400.0 million, or $1.22 per share, compared with $3,012.6 million, or $2.64 per share, in 2013.   The decrease was primarily a result of the change in operating loss as described above.  In addition, at December 31, 2014, an impairment charge of $156.6 million related to the Company’s investment in Cerro Casale was recorded in other income (expense).  During 2013, the Company recognized an impairment charge of $219.0 million related to its investment in Cerro Casale.  These decreases were partially offset by an increase in income tax expense.  The Company recorded a tax expense of $109.7 million in 2014 compared with $72.4 million in 2013.  The $109.7 million tax expense in 2014 included a $137.8 million recovery due to impairment charges and $145.5 million of expense due to re-measurements of deferred tax assets and liabilities as a result of income tax reforms enacted in Chile and significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  The $72.4 million tax expense in 2013 included a $174.6 million recovery due to a re-measurement of deferred tax liabilities in respect of impairment charges.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, the Company’s adjusted effective tax rate for 2014 was 48.8%, compared with an adjusted effective tax rate of 34.8 % for 2013.  The increase in the Company’s adjusted effective tax rate for 2014, compared with 2013, was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Adjusted net earnings attributable to common shareholders was $131.1 million, or $0.11 per share, for 2014 compared with $321.2 million, or $0.28 per share, in 2013.  The decrease in adjusted net earnings attributable to common shareholders was primarily due to the decrease in metal sales.

Net cash flow provided from operating activities increased by 8% compared with 2013, primarily due to more favourable working capital changes and lower exploration and business development costs, partially offset by the decrease in metal sales.

During 2014, adjusted operating cash flow decreased to $1,023.8 million compared with $1,171.8 million in 2013, primarily due to the decrease in margins, partially offset by lower exploration and business development costs.

Capital expenditures decreased to $631.8 million compared with $1,262.4 million in 2013, primarily due to reduced spending at Tasiast, Chirano and Fort Knox.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold and per ounce sold on a by-product basis decreased in 2014 compared with 2013, primarily due to a decrease in both sustaining and non-sustaining capital expenditures and exploration and business development costs.

Mineral Reserves1

Kinross’ total estimated proven and probable gold reserves at year-end 2015 were approximately 34.0 million ounces, which include estimated gold reserves from the January 2016 acquisition of the Bald Mountain gold mine (“Bald Mountain”) and the remaining 50% interest in the Round Mountain gold mine.  The slight decrease of 0.4 million ounces in estimated gold reserves compared to year-end 2014 was mainly a result of depletion across the Company’s portfolio and revised pit designs at Maricunga.  This was offset in part by the January 2016 acquisition of assets in Nevada, which added 1.8 million gold ounces, including a net increase of 91 thousand gold ounces at Round Mountain on a 100% basis, and the net addition of 0.21 million estimated gold ounces at Chirano, as gold ounces from Akoti were upgraded into mineral reserves.

Proven and probable silver reserves at year-end 2015 were estimated at approximately 41.0 million ounces, a net decrease of 3.0 million ounces compared with year-end 2014, primarily due to production depletion.

Proven and probable copper reserves at year-end 2015, which are exclusively at Cerro Casale, were estimated at approximately 1.4 billion pounds, unchanged from year-end 2014.

1  For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company’s news release filed with Canadian and U.S. regulators on February 10, 2016.

2.                                      IMPACT OF KEY ECONOMIC TRENDS

Price of Gold

Source: London Bullion Marketing Association London PM Fix, Bloomberg, GFMS, Company records

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control.  Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations.  During 2015, the price of gold fluctuated between a high of $1,296 per ounce in January to a low of $1,049 per ounce in December.  The average price for the year based on the London Bullion Market Association PM Fix was $1,160 per ounce, a $106 per ounce decrease over the 2014 average price of $1,266 per ounce.  The major influences on the gold price included the strengthening of the U.S. dollar with the U.S Federal Reserve beginning to normalize monetary policy, volatility in global financial markets and concerns over the global economy.

Source: London Bullion Marketing Association London PM Fix

During 2015, the Company realized an average gold price of $1,159 per ounce compared to the average PM Fix of $1,160 per ounce.

Gold Supply and Demand Fundamentals

Source: GFMS Gold Survey 2015 Q4 Update

Total gold supply decreased by approximately 2.3% in 2015 relative to 2014, largely due to a reduction in producer hedging.  Global gold mine production and supply of recycled gold was relatively unchanged during the year.  Mine production and recycled gold remain the dominant sources of gold supply, and in 2015 they represented approximately 73% and 27% of total supply, respectively.  Macroeconomic factors, global central bank monetary policy and geo-political events were the main drivers of lower gold prices in 2015.  Central banks have not been a source of supply to the market, but have rather been net buyers, as noted below.

Source: GFMS 2015 Gold Survey Q4 Update

Overall demand decreased by 2.2% in 2015 relative to 2014.  Fabrication demand is estimated to have decreased by 3.2% in 2015 relative to 2014 despite lower gold prices, mainly due to disappointing demand in China, partially offset by continued growth in India.  Bar hoarding decreased by approximately 3.9% in 2015, due to lower buying levels in key Asian markets during the year. Central banks continued to be buyers in 2015, increasing net purchases by 3.4% during the year.

Inflationary Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have continued to experience lower fuel costs in 2015, reflecting global oil and fuel price decreases that have occurred since the second half of 2014.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions — refer to Section 6 Liquidity and Capital Resources for details.

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  These currencies were subject to high market volatility over the course of the year.  Approximately 65% of the Company’s expected attributable production in 2016 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures — refer to Section 6 Liquidity and Capital Resources for details.

3.                                      OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 — Risk Analysis.

Operational Outlook

In 2016, Kinross expects to produce 2.7 to 2.9 million gold equivalent ounces from its operations, compared with the 2015 production of 2.59 million gold equivalent ounces.  The forecast increase is mainly a result of the acquisition of Bald Mountain and the remaining 50% interest in Round Mountain that the Company did not already own, partially offset by grade reductions at Kupol and Chirano, and the expected closure of Kettle River-Buckhorn in the third quarter of 2016.  Production guidance also takes into consideration the potential for a temporary curtailment of mill operations at Paracatu due to a lack of rainfall in southcentral Brazil.  Based on the significant amount of rain already received in January 2016, the Company does not expect a curtailment in the first half of 2016.  Production in the second half of 2016 is expected to be higher compared with the first half of 2016 due mainly to mine sequencing at Tasiast and the seasonal impact on the heap leach at Fort Knox, Bald Mountain and Round Mountain.  The lower production during the first half of 2016 is expected to have a corresponding impact on cost guidance.

Production cost of sales per gold equivalent ounce sold is expected to be in the range of $675 to $735 for 2016, continuing the reduction experienced in 2015, largely as a result of favourable currency and oil movements.

The Company has forecast an all-in sustaining cost for 2016 of $890 to $990 per gold equivalent ounce sold, and per ounce sold on a by-product basis, which is lower than the 2015 guidance.

Material assumptions used to forecast 2016 production costs are: a gold price of $1,100 per ounce, a silver price of $15 per ounce, an oil price of $55 per barrel, and foreign exchange rates of 3.75 Brazilian real to the U.S. dollar, 1.25 Canadian dollar to the U.S. dollar, 55 Russian roubles to the U.S. dollar, 650 Chilean pesos to the U.S. dollar, 4.00 Ghanaian cedi to the U.S. dollar, 300 Mauritanian ouguiya to the U.S. dollar, and 1.10 U.S. dollars to the Euro.  Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on our production cost of sales per ounce, and specific to the Russian rouble and Brazilian real, a 10% change in the exchange rates would be expected to result in an impact of approximately $14 and $24 on the Russian and Brazilian production cost of sales per ounce, respectively.  A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $3 impact on our production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2016 are forecast to be approximately $595 million (including estimated capitalized interest of approximately $25 million).  Of this amount, sustaining capital expenditures are expected to be approximately $430 million.

The 2016 forecast for exploration expenditures is approximately $70 million, none of which is expected to be capitalized.  2016 overhead (general and administrative and business development expenses) is expected to be approximately $165 million or 20% less than last year’s overhead guidance.

Other operating costs are forecast to be approximately $45 million, which includes $15 million for care and maintenance at La Coipa and Kettle River-Buckhorn, as well as an estimated $10 million for closing costs associated with the acquisition of assets in Nevada.

Based on the Company’s assumed metal price, oil price and foreign exchange rates, income tax expenses are expected to be $nil and taxes paid (net of recoveries) are expected to be approximately $75 million, with both increasing at 23% of any profit resulting from changes in those underlying assumptions.

Depreciation, depletion and amortization is forecast to be approximately $375 per gold equivalent ounce sold.

4.                                      PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast expansion update

Kinross is finalizing studies on a two-phased expansion plan to realize Tasiast’s significant growth potential in the current gold price environment.  The two-phased expansion is expected to leverage existing mill infrastructure to optimize the current operation in the near term and lower overall capital costs compared with earlier project forecasts.

Phase One of the potential expansion contemplates adding incremental grinding capacity to the operation’s existing comminution circuit to increase mill throughput from the current 8,000 tonnes per day (“tpd”) to 12,000 tpd.  Phase Two contemplates further increasing throughput capacity with the installation of additional milling, leaching, thickening and refinery capacity.

The Company expects to complete and provide results of the Phase One feasibility study and the Phase Two pre-feasibility study in late March 2016.  The studies are progressing well, as the Company continues to focus on optimizing the potential expansion plan and reducing capital costs.  Any potential go-forward decision on the expansion will depend on a range of factors, including the gold price environment and projections, expected economic returns and various technical and other considerations.

Kinross is also continuing to optimize the current Tasiast operation to reduce costs.  During the fourth quarter of 2015, the Company upgraded the tertiary crushing circuit, automated the secondary crusher feed, optimized grinding media, and completed a comprehensive upgrade of conveyors.  These improvements resulted in increased average throughput of 7,500 tpd in the fourth quarter of 2015, compared with 6,800 tpd in the third quarter of 2015.

Russia projects update

The Company has completed a pre-feasibility study and is advancing the development of the Moroshka project, located approximately four kilometres east of Kupol and within the Kupol licence area.  The Company expects to commence mining in 2018 to process ore in the Kupol mill.

At the September Northeast target, located approximately 15 kilometres northwest of the Dvoinoye mine, material is currently being fast tracked to production, expected in late 2017, through a trial mining of bulk samples approved under terms of the exploration license.

Recent transactions

Acquisition of Bald Mountain and remaining 50% interest in Round Mountain

On November 12, 2015, the Company announced that it had entered into a definitive asset purchase agreement with Barrick to acquire 100% of Bald Mountain, which includes a large associated land package, and the remaining 50% interest in the Round Mountain gold mine for $610 million in cash, subject to a typical working capital adjustment.  In addition to the purchase price, Barrick will receive a contingent 2% net smelter return royalty on future gold production from Kinross’ 100%-owned Bald Mountain lands that will come into effect following the post-closing production of 10 million ounces from such lands.  Approximately 40% of the Bald Mountain land package is subject to a 50-50 exploration joint venture partnership between Kinross and Barrick, with Kinross as the operator.  On January 11, 2016, the Company completed the transaction.

The acquisition, which will be accounted for as a business combination as at January 11, 2016, represents a strategic fit with the Company’s open-pit heap leach skill set and existing portfolio of operating assets, and enhances the production profile in the United States.

Bald Mountain update

Bald Mountain represents a high-quality brownfield opportunity and will be a key aspect of Kinross’ 2016 exploration program, with approximately $6.0 million of the exploration budget allocated for the site.  The Company has established a new exploration team and initiated drilling to focus on upgrading and adding to the existing estimated mineral resource base.  The immediate priority is within the footprint of the active mining areas in extensions to known deposits.

Drilling in the North area of the property will include the Top, Redbird and Saga deposits while geological reviews will be conducted for the South area deposits including Yankee, Vantage and Gator.  Drilling in the South area will commence as soon as the permitting process is completed, which is expected in mid-2016.  Both the North and South areas are 100% Kinross owned.

At the Kinross-Barrick 50-50 joint venture area, the Company will perform a review of the site geoscience data in addition to completing targeted field work with the objective of developing geological models and generating new targets.  The Company will also consider drilling some priority targets already identified by Barrick.

Other developments

Board of Directors update

The Board of Directors of Kinross has appointed Mr. Ian Atkinson as a Director.  Mr. Atkinson has more than 40 years of experience in the mining industry and was most recently the President and Chief Executive Officer, and a Director, of Centerra Gold.  Mr. Atkinson has contributed to the discovery of several major mineral deposits and been involved in a number of large global mining projects in his career, and has also held executive management positions with Hecla Mining Company and Battle Mountain Gold.  Mr. Atkinson has extensive background in exploration, project development, and mergers and acquisitions.

Mr. John K. Carrington, who has been a Kinross Board member since 2005, has decided to retire and will not stand for re-election at the Company’s next annual meeting of shareholders on May 11, 2016.

Kinross appointed Ms. Ave G. Lethbridge and Mr. Kelly J. Osborne to its Board of Directors, upon their election by shareholders at the Kinross Annual and Special Meeting of Shareholders held on May 6, 2015.

5.                                      CONSOLIDATED RESULTS OF OPERATIONS

	Years ended December 31,			2015 vs. 2014		2014 vs. 2013
(in millions, except ounces and per ounce amounts)	2015	2014	2013	Change	% Change	Change	% Change
Operating Statistics from Continuing Operations (c)
Total gold equivalent ounces (a)
Produced (b)	2,620,262	2,739,044	2,658,632	(118,782)	(4)%	80,412	3%
Sold (b)	2,634,867	2,743,398	2,697,093	(108,531)	(4)%	46,305	2%

Attributable gold equivalent ounces (a)
Produced (b)	2,594,652	2,710,390	2,631,092	(115,738)	(4)%	79,298	3%
Sold (b)	2,608,870	2,715,358	2,669,276	(106,488)	(4)%	46,082	2%

Gold ounces - sold	2,562,219	2,669,278	2,545,736	(107,059)	(4)%	123,542	5%
Silver ounces - sold (000’s)	5,378	4,923	9,021	455	9%	(4,098)	(45)%
Average realized gold price per ounce	$1,159	$1,263	$1,402	$(104)	(8)%	$(139)	(10)%

Financial Data from Continuing Operations (c)
Metal sales	$3,052.2	$3,466.3	$3,779.5	$(414.1)	(12)%	$(313.2)	(8)%
Production cost of sales	$1,834.8	$1,971.2	$2,004.4	$(136.4)	(7)%	$(33.2)	(2)%
Depreciation, depletion and amortization	$897.7	$874.7	$828.8	$23.0	3%	$45.9	6%
Impairment charges	$699.0	$1,251.4	$3,169.6	$(552.4)	(44)%	$(1,918.2)	(61)%
Operating loss	$(742.9)	$(1,027.2)	$(2,635.2)	$284.3	28%	$1,608.0	61%
Net loss attributable to common shareholders	$(984.5)	$(1,400.0)	$(3,012.6)	$415.5	30%	$1,612.6	54%

(a)        “Total” includes 100% of Chirano production.  “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)        “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for 2015 was 73.92:1 (2014 - 66.29:1 and 2013 - 59.23:1).

(c)         On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was reclassified as a discontinued operation.  On December 17, 2014, the Company disposed of its interest in FDN.

Operating Earnings (Loss) by Segment

	Years ended December 31,			2015 vs. 2014		2014 vs. 2013
(in millions)	2015	2014	2013	Change	% Change (d)	Change	% Change

Operating segments
Fort Knox	$(180.8)	$99.9	$251.0	$(280.7)	nm	$(151.1)	(60)%
Round Mountain	(8.9)	44.0	(106.7)	(52.9)	(120)%	150.7	141%
Kettle River-Buckhorn	30.3	(45.6)	53.6	75.9	166%	(99.2)	(185)%
Paracatu	24.4	69.3	106.6	(44.9)	(65)%	(37.3)	(35)%
Maricunga	(60.4)	36.3	(711.6)	(96.7)	nm	747.9	105%
Kupol (a)	150.1	297.4	328.5	(147.3)	(50)%	(31.1)	(9)%
Tasiast	(361.2)	(571.4)	(1,575.4)	210.2	37%	1,004.0	64%
Chirano	(70.1)	(365.4)	(344.4)	295.3	81%	(21.0)	(6)%
Non-operating segment
Corporate and Other (b)	(266.3)	(591.7)	(636.8)	325.4	55%	45.1	7%
Total	$(742.9)	$(1,027.2)	$(2,635.2)	$284.3	28%	$1,608.0	61%
Discontinued operations
Fruta del Norte (c)	$—	$(5.2)	$(735.9)	$5.2	100%	$730.7	99%

(a)              The Kupol segment includes the Kupol and Dvoinoye mines.

(b)              “Corporate and Other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte and White Gold).

(c)               On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was reclassified as a discontinued operation.  On December 17, 2014, the Company disposed of its interest in FDN.

(d)              “nm” means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) — USA

	Years ended December 31,
	2015	2014	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000’s)	22,761	14,886	7,875	53%
Tonnes processed (000’s) (a)	38,664	39,386	(722)	(2)%
Grade (grams/tonne)(b)	0.76	0.66	0.10	15%
Recovery(b)	82.9%	84.4%	(1.5)%	(2)%
Gold equivalent ounces:
Produced	401,553	379,453	22,100	6%
Sold	402,104	408,472	(6,368)	(2)%

Financial Data (in millions)
Metal sales	$467.0	$515.7	$(48.7)	(9)%
Production cost of sales	252.8	291.0	(38.2)	(13)%
Depreciation, depletion and amortization	130.3	118.0	12.3	10%
Impairment charges	252.7	—	252.7	100%
	(168.8)	106.7	(275.5)	nm
Exploration and business development	10.6	6.8	3.8	56%
Other	1.4	—	1.4	100%
Segment operating earnings (loss)	$(180.8)	$99.9	$(280.7)	nm

(a)              Includes 25,218,000 tonnes placed on the heap leach pads during 2015  (2014 - 25,848,000 tonnes).

(b)              Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.27  grams per tonne during 2015 (2014  – 0.29  grams per tonne).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)               “nm” means not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2015 vs. 2014

During 2015, tonnes of ore mined increased by 53% compared with the same period in 2014 due to planned mine sequencing, which involved mining activities focused on Phase 7 South, and an increase in mine fleet.  Tonnes of ore processed were 2% lower compared with 2014, primarily due to a decline in tonnage placed on the heap leach pads as a result of longer haulage cycles arising from an increase in the proportion of mined ore, rather than stockpile ore, being stacked on the pads.  Mill grades were 15% higher compared with 2014 as a result of an increase in the processing of higher grade ore from Phase 7 South.  During 2015, mill recoveries decreased by 2% compared with the same period in 2014, largely due to the metallurgical characteristics of the ore mined.  Gold equivalent ounces produced increased by 6% compared with 2014, primarily due to the higher mill grades, partially offset by lower ounces recovered from the heap leach pads due to the decrease in the grade of ore placed on the pads.  During 2015, gold equivalent ounces sold decreased by 2% compared with the same period in 2014, primarily due to the timing of shipments as ounces produced at the end of 2013 were sold in 2014.

Metal sales were 9% lower compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 13% compared with 2014, primarily due to decreases in the cost of diesel and power, partially offset by higher labour costs largely due to the increase in mine fleet.  During 2015, depreciation, depletion and amortization increased by 10% compared with the same period in 2014, primarily due to an increase in the depreciable asset base.

As at December 31, 2015, the Company recorded impairment charges of $252.7 million, comprised of $249.5 million related to property, plant and equipment and $3.2 million related to inventory.  The non-cash impairment charge related to property, plant and equipment was primarily due to the reduction in the Company’s estimates of future metal prices.  No such impairment charges were recognized in 2014.

Round Mountain (50% ownership and operator; Barrick 50% ownership) — USA

	Years ended December 31,
	2015	2014	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000’s)(a)	26,134	26,356	(222)	(1)%
Tonnes processed (000’s)(a)	22,084	26,026	(3,942)	(15)%
Grade (grams/tonne)(b)	0.93	0.94	(0.01)	(1)%
Recovery(b)	77.4%	68.6%	8.8%	13%
Gold equivalent ounces:
Produced	197,818	169,839	27,979	16%
Sold	195,781	166,441	29,340	18%

Financial Data (in millions)
Metal sales	$228.1	$211.7	$16.4	8%
Production cost of sales	146.9	142.3	4.6	3%
Depreciation, depletion and amortization	44.9	25.2	19.7	78%
Impairment charges	44.0	—	44.0	100%
	(7.7)	44.2	(51.9)	(117)%
Exploration and business development	1.2	0.2	1.0	nm
Segment operating earnings (loss)	$(8.9)	$44.0	$(52.9)	(120)%

(a)        Tonnes of ore mined/processed represent 100% of operations. Includes 19,368,000 tonnes placed on the heap leach pads during 2015 (2014 - 23,098,000).

(b)        Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.42 grams per tonne for 2015 (2014 - 0.36  grams per tonne).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)         “nm” means not meaningful.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. (“Echo Bay”) on January 31, 2003.

2015 vs. 2014

Tonnes of ore processed in 2015 were 15% lower compared with 2014, primarily due to planned mine sequencing.  Mill recoveries increased by 13% compared with 2014, mainly due to the characteristics of the ore processed through the mill in 2014.  Gold equivalent ounces produced increased by 16% compared with 2014, primarily due to an increase in ounces recovered from the heap leach pads, largely a result of higher grade ore recently placed on the pads, improved solutions management, a new pH enhancement system, and improvements made to optimize the flow of the loaded solution to the carbon columns at the ADR facility.

Metal sales in 2015 increased by 8% compared with 2014 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  During 2015, production cost of sales increased by 3% compared with 2014, primarily due to increases in gold equivalent ounces sold and reagent consumption, and higher labour costs, largely offset by a decrease in the cost of diesel as well as cost reductions achieved as a result of the above mentioned improvements to the heap leach operations.  Depreciation, depletion and amortization increased to $44.9 million from $25.2 million in 2014, primarily due to increases in the depreciable asset base and gold equivalent ounces sold.

As at December 31, 2015, the Company recorded impairment charges of $44.0 million, including $43.0 million related to property, plant and equipment due to a reduction in the Company’s estimates of future metal prices.  No such impairment charges were recognized in 2014.

Kettle River—Buckhorn (100% ownership and operator) — USA

	Years ended December 31,
	2015	2014	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000’s)	369	347	22	6%
Tonnes processed (000’s)	437	394	43	11%
Grade (grams/tonne)	7.75	9.98	(2.23)	(22)%
Recovery	92.3%	93.5%	(1.2)%	(1)%
Gold equivalent ounces:
Produced	97,368	123,382	(26,014)	(21)%
Sold	97,576	123,262	(25,686)	(21)%

Financial Data (in millions)
Metal sales	$113.3	$156.0	$(42.7)	(27)%
Production cost of sales	81.6	83.6	(2.0)	(2)%
Depreciation, depletion and amortization	12.0	50.2	(38.2)	(76)%
Impairment charges	—	53.8	(53.8)	(100)%
	19.7	(31.6)	51.3	162%
Exploration and business development	2.0	2.8	(0.8)	(29)%
Other	(12.6)	11.2	(23.8)	nm
Segment operating earnings (loss)	$30.3	$(45.6)	$75.9	(166)%

(a)   “nm” means not meaningful.

The Kettle River—Buckhorn properties are located in Ferry and Okanogan Counties in the State of Washington.  Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2015 vs. 2014

Tonnes of ore mined increased by 6% compared with 2014, primarily due to planned mine sequencing.  During 2015, tonnes of ore processed increased by 11% and grades decreased by 22% compared with 2014, primarily due to increased processing of lower grade stockpile ore as Kettle River nears the end of its mine life.  Gold equivalent ounces produced and sold decreased by 21%, compared with 2014, largely due to the decrease in grades and timing of ounces processed through the mill, partially offset by the increase in throughput.

During 2015, metal sales decreased by 27% compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 2% compared with 2014, primarily due to the decrease in gold equivalent ounces sold and lower labour and fuel costs, largely offset by higher milling and reagent costs associated with the processing of lower grade stockpile ore.  Depreciation, depletion and amortization decreased to $12.0 million from $50.2 million in 2014, primarily due to decreases in the depreciable asset base and gold equivalent ounces sold.

As at December 31, 2014, the Company recorded impairment charges of $53.8 million, comprised of $20.9 million related to goodwill and $32.9 million related to property, plant and equipment.  The non-cash impairment charge was primarily due to the mine approaching the end of its life.  No such impairment charges were recorded in 2015.  During 2015, other costs included a $12.8 million recovery, primarily due to a reduction in the estimated costs expected to be incurred for reclamation and remediation obligations relating to the closed Kettle-River property.

Paracatu (100% ownership and operator) — Brazil

	Years ended December 31,
	2015	2014	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000’s)	47,750	53,584	(5,834)	(11)%
Tonnes processed (000’s)	45,277	51,397	(6,120)	(12)%
Grade (grams/tonne)	0.44	0.41	0.03	7%
Recovery	75.4%	74.7%	0.7%	1%
Gold equivalent ounces:
Produced	477,662	521,026	(43,364)	(8)%
Sold	484,732	512,327	(27,595)	(5)%

Financial Data (in millions)
Metal sales	$559.8	$644.3	$(84.5)	(13)%
Production cost of sales	374.3	418.2	(43.9)	(10)%
Depreciation, depletion and amortization	147.5	154.3	(6.8)	(4)%
Impairment charges	3.3	—	3.3	100%
	34.7	71.8	(37.1)	(52)%
Other	10.3	2.5	7.8	nm
Segment operating earnings	$24.4	$69.3	$(44.9)	(65)%

(a) “nm” means not meaningful.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2015 vs. 2014

During 2015, tonnes of ore mined and processed were lower by 11% and 12%, respectively, compared with 2014, primarily due to planned mine sequencing, which involved processing, at a reduced throughput and an increased proportion of higher grade B2 ore.  In addition, mill throughput was lower as a result of the lack of rainfall in southcentral Brazil, which led to the temporary suspension of operations at Paracatu’s Plant 1 facility and one ball mill in Plant 2 in early November 2015.  On November 20, 2015, both Plants 1 and 2 resumed full operations.  Grades were 7% higher compared with 2014, primarily due to planned mine sequencing.  Gold equivalent ounces produced decreased by 8% compared with 2014, primarily due to the lower mill throughput and timing of ounces processed through the mill, partially offset by the higher grades.  Gold equivalent ounces sold decreased by 5% compared with 2014, largely due to a decrease in gold equivalent ounces produced, partially offset by timing of shipments.

Metal sales were lower by 13% in 2015 compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales were lower by 10% compared with 2014, primarily due to the decrease in gold equivalent ounces sold, lower power and labour costs as a result of favourable foreign exchange movements, and a decrease in grinding media and reagent costs.  Depreciation, depletion and amortization were 4% lower in 2015 compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold.  As at December 31, 2015, the Company recorded an impairment charge of $3.3 million to reduce the carrying value of inventory to its net realizable value.  No such impairment charges were recognized in 2014.

Maricunga (100% ownership and operator) — Chile

	Years ended December 31,
	2015	2014	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000’s)	12,261	16,900	(4,639)	(27)%
Tonnes processed (000’s)	12,790	16,018	(3,228)	(20)%
Grade (grams/tonne)	0.75	0.74	0.01	1%
Gold equivalent ounces:
Produced	212,155	247,216	(35,061)	(14)%
Sold	214,055	247,469	(33,414)	(14)%

Financial Data (in millions)
Metal sales	$249.1	$314.6	$(65.5)	(21)%
Production cost of sales	216.1	235.9	(19.8)	(8)%
Depreciation, depletion and amortization	27.3	36.2	(8.9)	(25)%
Impairment charges	48.7	—	48.7	100%
	(43.0)	42.5	(85.5)	nm
Other	17.4	6.2	11.2	181%
Segment operating earnings (loss)	$(60.4)	$36.3	$(96.7)	nm

(a)   Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(b)   “nm” means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998.  On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation (“Bema”).

2015 vs. 2014

Tonnes of ore mined and processed decreased by 27% and 20%, respectively, compared with 2014, primarily due to the planned stockpile tower replacement in February 2015 and the extreme weather event in March 2015 that caused mining and crushing operations to be temporarily suspended until May 2015.  Gold equivalent ounces produced decreased by 14% compared with 2014, largely due to a decrease in ounces recovered from the heap leach pads, which was mainly a result of a reduction in the quantity of ore placed on these pads due to the extreme weather event in March 2015.  During 2015, gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales decreased by 21% in 2015 compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 8% compared with 2014, primarily due to the decrease in gold equivalent ounces sold, lower labour and consumable costs resulting from favourable foreign exchange movements, partially offset by increases in the cost of power and consumption of cyanide.  Depreciation, depletion and amortization were 25% lower in 2015 compared with 2014, primarily due to the decrease in gold equivalent ounces sold.

At December 31, 2015, the Company recorded an impairment charge of $24.2 million to reduce the carrying value of inventory to its net realizable value.  In addition, at June 30, 2015, the carrying value of inventory was written down by $24.5 million due to the extreme weather event, which resulted in an increase in the per ounce cost to complete inventory, primarily due to additional energy and other costs related to the return to normal production of the heap leach, and also due to the expected delay in the recovery of ounces from the heap leach over the subsequent months as a result of fewer tonnes being placed since March 2015.  No such impairment charges were recognized during 2014.  During 2015, other costs of $17.4 million were incurred, primarily related to the March 2015 extreme weather event.

Kupol (100% ownership and operator) — Russian Federation (a)

	Years ended December 31,
	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000’s) (b)	1,897	1,742	155	9%
Tonnes processed (000’s)	1,680	1,665	15	1%
Grade (grams/tonne):
Gold	13.52	13.51	0.01	0%
Silver	100.75	92.91	7.84	8%
Recovery:
Gold	95.4%	94.9%	0.5%	1%
Silver	86.7%	85.1%	1.6%	2%
Gold equivalent ounces: (c)
Produced	758,563	751,101	7,462	1%
Sold	764,613	750,998	13,615	2%
Silver ounces:
Produced (000’s)	4,700	4,273	427	10%
Sold (000’s)	4,730	4,331	399	9%

Financial Data (in millions)
Metal sales	$883.2	$947.5	$(64.3)	(7)%
Production cost of sales	362.8	380.5	(17.7)	(5)%
Depreciation, depletion and amortization	271.3	254.7	16.6	7%
Impairment charges	84.7	—	84.7	100%
	164.4	312.3	(147.9)	(47)%
Exploration and business development	14.5	14.9	(0.4)	(3)%
Other	(0.2)	—	(0.2)	(100)%
Segment operating earnings	$150.1	$297.4	$(147.3)	(50)%

(a)   The Kupol segment includes the Kupol and Dvoinoye mines.

(b)   Includes 605,000 tonnes of ore mined from Dvoinoye during 2015, respectively (2014 - 439,000).

(c)         “Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for 2015 was 73.92:1 (2014 - 66.29:1).

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007 through the acquisition of Bema.  The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2015 vs. 2014

Tonnes of ore mined increased by 9% compared with 2014, primarily due to increased mining activity at Dvoinoye.  During 2015, gold equivalent ounces produced were slightly higher compared with the same period in 2014, largely due to an increase in the proportion of higher grade Dvoinoye ore processed, partially offset by a less favourable gold equivalent ratio.  Gold equivalent ounces sold increased by 2% compared with 2014 due to the increase in gold equivalent ounces produced and timing of shipments.

During 2015, metal sales decreased by 7% compared with 2014 due to a decrease in metal prices realized, partially offset by the increase in gold equivalent ounces sold.  Production cost of sales decreased by 5% compared with 2014, primarily due to lower labour, reagent and fuel costs as a result of favourable foreign exchange movements.  Depreciation, depletion and amortization increased by 7% compared with 2014, primarily due to an increase in the depreciable asset base of the Dvoinoye mine, partially offset by an increase in the mineral reserves of the Kupol mine at December 31, 2014.  At December 31, 2015, the Company recorded an impairment charge of $84.7 million to reduce the carrying value of inventory to its net realizable value.

Tasiast (100% ownership and operator) — Mauritania

	Years ended December 31,
	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	5,195	16,647	(11,452)	(69)%
Tonnes processed (000’s) (a)	4,080	10,584	(6,504)	(61)%
Grade (grams/tonne) (b)	2.17	2.16	0.01	0%
Recovery (b)	90.5%	90.9%	(0.4)%	(0)%
Gold equivalent ounces:
Produced	219,045	260,485	(41,440)	(16)%
Sold	216,040	252,668	(36,628)	(14)%

Financial Data (in millions)
Metal sales	$249.4	$319.8	$(70.4)	(22)%
Production cost of sales	220.6	252.2	(31.6)	(13)%
Depreciation, depletion and amortization	80.9	66.6	14.3	21%
Impairment charges	259.7	505.5	(245.8)	(49)%
	(311.8)	(504.5)	192.7	38%
Exploration and business development	14.1	16.0	(1.9)	(12)%
Other	35.3	50.9	(15.6)	(31)%
Segment operating loss	$(361.2)	$(571.4)	$210.2	37%

(a)   Includes 1,538,000  tonnes placed on the dump leach pads during 2015 (2014 - 8,028,000 tonnes).

(b)        Amount represents mill grade and recovery only.  Ore placed on the dump leach pads had an average grade of 0.55 grams per tonne during 2015 (2014 - 0.66 grams per tonne).  Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. (“Red Back”).  The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital Nouakchott.

2015 vs. 2014

During 2015, tonnes of ore mined decreased by 69% compared with 2014, primarily due to planned mine sequencing which involved mining only from the West Branch area of the deposit.  Tonnes of ore placed on the dump leach pads and the related ore grade decreased by 81% and 17%, respectively, mainly due to reduced availability of oxide ore.  Gold equivalent ounces produced decreased by 16% compared with 2014, primarily due to lower ounces recovered from the dump leach pads.

Metal sales decreased by 22% compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales were lower by 13% compared with 2014, primarily due to the decrease in gold equivalent ounces sold, lower fuel costs, and reduced consumption of reagents as a result of the decrease in tonnes of ore processed.  These decreases were partially offset by an increase in maintenance costs.  Depreciation, depletion and amortization increased by 21% in 2015 compared with 2014, largely due to an increase in the depreciable asset base.   During 2015, other costs of $35.3 million included severance costs of $5.8 million.

As at December 31, 2015, the Company recorded impairment charges of $259.7 million, comprised of $147.0 million related to property, plant and equipment, $98.0 million related to inventory and $14.7 million related to other assets.  The non-cash impairment charge related to property, plant and equipment was primarily due to the reduction in the Company’s estimates of future metal prices.  The impairment charge for inventory was recognized to reduce the carrying value of certain supplies and metal inventory to net realizable value.

As at December 31, 2014, the Company recorded impairment charges of $505.5 million, comprised of $342.5 million related to property, plant and equipment and $163.0 million related to inventory.  The non-cash impairment charge for property, plant and equipment was primarily due to a change in estimated future operating costs, operating cost underperformance of the existing mill and a decision not to proceed with a 38,000 tonne per day mill expansion at that time.  The impairment charge of $163.0 million related to inventory was recorded to reduce the carrying value of inventory to its net realizable value.

Chirano (90% ownership and operator) — Ghana(a)

	Years ended December 31,
	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	3,046	3,221	(175)	(5)%
Tonnes processed (000’s)	3,492	3,144	348	11%
Grade (grams/tonne)	2.51	3.08	(0.57)	(19)%
Recovery	90.6%	91.9%	(1.3)%	(1)%
Gold equivalent ounces:
Produced	256,098	286,542	(30,444)	(11)%
Sold	259,966	280,396	(20,430)	(7)%

Financial Data (in millions)
Metal sales	$302.3	$354.9	$(52.6)	(15)%
Production cost of sales	179.7	165.8	13.9	8%
Depreciation, depletion and amortization	175.0	159.7	15.3	10%
Impairment charges	5.9	370.0	(364.1)	(98)%
	(58.3)	(340.6)	282.3	83%
Exploration and business development	13.5	13.1	0.4	3%
Other	(1.7)	11.7	(13.4)	(115)%
Segment operating loss	$(70.1)	$(365.4)	$295.3	(81)%

(a)         Operating and financial data are at 100% for all periods.

Kinross acquired its 90% interest in the Chirano mine on September 17, 2010 upon completing its acquisition of Red Back.  Chirano is located in southwestern Ghana, approximately 100 kilometres southwest of Kumasi, Ghana’s second largest city.  A 10% carried interest is held by the government of Ghana.

2015 vs. 2014

Tonnes of ore mined decreased by 5% compared with 2014, primarily due to reduced mining activity at the Tano open pit and the Akwaaba underground deposit, partially offset by an increase in mining activity at the Mamnao open pit and Paboase underground deposit.  Tonnes of ore processed were 11% higher compared with 2014, primarily due to repairs at the mill, which were completed in June 2014, along with increased mill availability.  Grades were 19% lower compared with 2014, largely due to declining contribution from the higher grade Akwaaba underground deposit.  During 2015, gold equivalent ounces produced were 11% lower compared with 2014, primarily due to the lower grades, partially offset by an increase in tonnes processed.  Gold equivalent ounces sold in 2015 exceeded production due to timing of shipments.

Metal sales were lower by 15% compared with 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  During 2015, production cost of sales increased by 8% compared with 2014, primarily due to an increase in power costs and higher labour and underground mobile equipment maintenance costs as a result of the transition to underground self-perform mining in the second quarter of 2014.  Depreciation, depletion and amortization were 10% higher compared with 2014, largely due to an increase in the depreciable asset base attributable to the equipment acquired to self-perform underground mining operations and a decrease in mineral reserves at December 31, 2014.

At December 31, 2015, the Company recorded an impairment charge of $5.9 million to reduce the carrying value of inventory to its net realizable value.  As at December 31, 2014, the Company recorded impairment charges of $370.0 million, comprised of $365.4 million related to property, plant and equipment and $4.6 million related to inventory.  The non-cash impairment charge for property, plant and equipment was mainly a result of a decrease in exploration potential.  The impairment charge of $4.6 million related to inventory was recorded to reduce the carrying value of inventory to its net realizable value.

Discontinued operations

FDN — Ecuador

On June 10, 2013, the Company announced that it would not proceed with further development of the FDN project in Ecuador as the Government of Ecuador and Kinross were unable to agree on certain key economic and legal terms.

On October 21, 2014, Kinross announced that it had entered into an agreement with Lundin Gold Inc. (“Lundin Gold”) to sell all of its interest in Aurelian Resources Inc., (“Aurelian”) and the FDN project in Ecuador for $240.0 million in cash and shares.  On December 17, 2014, the Company completed the sale for gross cash proceeds of $150.0 million and $90.0 million in Lundin Gold common shares, resulting in an after-tax recovery of $238.0 million.

Impairment charges

	Years ended December 31,
(in millions)	2015	2014	Change	% Change
Goodwill (i)	$—	$145.3	$(145.3)	(100)%
Property, plant and equipment (i)	439.5	938.5	(499.0)	(53)%
Inventory and other assets (ii)	259.5	167.6	91.9	55%
Impairment charges	$699.0	$1,251.4	$(552.4)	(44)%

i.                 Goodwill and property, plant and equipment

At December 31, 2015, upon completion of its annual assessment of the carrying values of its CGUs, the Company recorded an after-tax impairment charge of $430.2 million as a result of decreases in the Company’s short-term and long-term gold price estimates.  The impairment charge was entirely related to property, plant and equipment and included a charge of $240.2 million at Fort Knox, $147.0 million at Tasiast, and $43.0 million at Round Mountain.  The Fort Knox impairment charge is net of a tax recovery of $9.3 million, which was recorded within income tax expense.

At December 31, 2014, the Company recorded an after-tax impairment charge of $932.2 million, upon completion of its annual assessment of the carrying values of its CGUs.  The impairment charge included goodwill impairment of $145.3 million and property plant and equipment impairment of $786.9 million.  The property, plant and equipment impairment was net of a tax recovery of $127.9 million, and non-controlling interest of $23.7 million.

The following table summarizes the goodwill and property, plant and equipment impairment charges, and the related tax recovery, recognized as at December 31, 2014:

CGU	Goodwill	Property, plant and equipment	Tax recovery	Total after-tax impairment
Tasiast	$—	$342.5	$—	$342.5
Chirano	—	329.0	(115.2)	213.8
Kettle River-Buckhorn	20.9	32.9	—	53.8
La Coipa	124.4	—	—	124.4
Lobo-Marte	—	118.5	—	118.5
White Gold	—	79.2	—	79.2
Total	$145.3	$902.1	$(115.2)	$932.2

The impairment charge at Tasiast reflects a change in estimated future operating costs, operating cost underperformance of the existing mill and a decision not to proceed with a 38,000 tonne per day mill expansion at that time.  Chirano’s impairment charge was related to a decrease in exploration potential.

The impairment charges at La Coipa and Lobo-Marte were a result of declines in valuations in Chile and a reduction in mineral reserves at Lobo-Marte.  The charge at Kettle River-Buckhorn was a result of the mine approaching the end of its life and the charge at White Gold was a result of a reduction in exploration potential.

Also as a result of its annual impairment assessment at December 31, 2014, the Company recognized an impairment charge of $156.6 million related to its investment in Cerro Casale.  The impairment charge was recorded in other income (expense).

The significant estimates and assumptions used in the above mentioned impairment assessments are disclosed in Note 3 to the financial statements.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

ii.                                     Inventory and other assets

During 2015, the Company recognized impairment charges of $259.5 million related to inventory and other assets.  The inventory impairment charge of $244.8 million was recorded to reduce the carrying value of certain metal and supplies inventory to net realizable value.  During 2014, impairment charges of $167.6 million were recorded within cost of sales to reduce the carrying value of inventory to its net realizable value.

Exploration and business development

	Years ended December 31,
(in millions)	2015	2014	Change	% Change
Exploration and business development	$108.0	$105.6	$2.4	2%

During 2015, exploration and business development expenses were $108.0 million compared with $105.6 million in 2014.  Of the total exploration and business development expense, expenditures on exploration totaled $79.9 million in 2015 compared with $79.6 million in 2014.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $11.7 million compared with $2.1 million during 2014.

Kinross was active on more than 21 mine sites, near-mine and greenfield initiatives in 2015, with a total 339,708 metres drilled.  Kinross was active on more than 32 mine sites, near-mine and greenfield initiatives in 2014, with a total of 257,858 metres drilled.

General and administrative

	Years ended December 31,
(in millions)	2015	2014	Change	% Change
General and administrative	$179.4	$178.8	$0.6	0%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, and the Canary Islands.

General and administrative costs in 2015 included $16.4 million of corporate related restructuring costs.

Other income (expense) — net

During 2015, other income (expense) decreased to an expense of $20.3 million from an expense of $215.5 million in 2014.  The discussion below details the significant changes in other income (expense) for 2015 compared with 2014.

	Years ended December 31,
(in millions)	2015	2014	Change	% Change (a)
Losses on sale of other assets - net	$(16.2)	$(3.1)	$(13.1)	nm
Impairment of investments	(7.6)	(158.1)	150.5	95%
Foreign exchange losses	(30.6)	(50.1)	19.5	39%
Net non-hedge derivative losses	(3.4)	(5.1)	1.7	33%
Other	37.5	0.9	36.6	nm
Other income (expense) - net	$(20.3)	$(215.5)	$195.2	91%

(a)  “nm” means not meaningful.

Gains (losses) on sale of other assets - net

During 2015, the sale of other assets resulted in a loss of $16.2 million compared with a loss of $3.1 million in 2014.

Impairment of investments

During 2015, the Company recognized impairment charges of $7.6 million on certain of its available-for-sale investments due to a significant or prolonged decline in the fair value of the investments.  As at December 31, 2014, the Company recognized an impairment charge of $158.1 million, of which $156.6 million was related to the impairment of the Company’s investment in Cerro Casale and $1.5 million related to the impairment of certain of its available-for-sale investments.

Foreign exchange losses

During 2015, foreign exchange losses were $30.6 million compared with losses of $50.1 million in 2014.  The foreign exchange losses of $30.6 million in 2015 were mainly due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Brazilian real, Chilean peso, Canadian dollar, Ghanaian cedi and Mauritanian ouguiya at December 31, 2015 relative to December 31, 2014.

The foreign exchange losses of $50.1 million during 2014 were largely due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Brazilian real, Ghanaian cedi, Chilean peso, Russian rouble, Canadian dollar and Mauritanian ouguiya at December 31, 2014 relative to December 31, 2013.

Other

Other gains of $37.5 million recognized in 2015 included insurance recoveries of $31.7 million related to Chirano and Maricunga.

Finance expense

	Years ended December 31,
(in millions)	2015	2014	Change	% Change
Finance expense	$96.0	$80.1	$15.9	20%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

Finance expense increased by $15.9 million compared with 2014, largely due to an increase in interest expense.  During 2015, interest expense was $68.2 million compared with $52.0 million in 2014, with the increase primarily due to a reduction in interest capitalized as well as additional interest recognized on the $500.0 million senior notes issued in March 2014.  Interest capitalized was $40.5 million in 2015 compared with $62.7 million in 2014, with the decrease mainly due to lower qualifying capital expenditures.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

Income tax expense in 2015 was $141.7 million, compared with an income tax expense of $109.7 million in 2014.  The $141.7 million tax expense in 2015 included a $30.3 million recovery due to impairment charges and $132.9 million of expense due to re-measurements of deferred tax assets and liabilities, as a result of significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  The $109.7 million tax expense in 2014 included $137.8 million of recovery due to impairment charges and $145.5 million of expense due to re-measurements of deferred tax assets and liabilities as a result of income tax reforms enacted in Chile and significant fluctuations in foreign exchange rates with respect to the Brazilian real and the Russian rouble.  Kinross’ combined federal and provincial statutory tax rate for both 2015 and 2014 was 26.5%.

There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

6.              LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,
(in millions)	2015	2014	Change	% Change
Cash flow
Of continuing operations provided from operating activities	$831.6	$858.1	$(26.5)	(3)%
Of continuing operations used in investing activities	(632.6)	(634.6)	2.0	0%
Of continuing operations used in financing activities	(131.7)	(94.2)	(37.5)	(40)%
Of discontinued operations (a)	1.0	139.4	(138.4)	(99)%
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(7.9)	(19.7)	11.8	60%
Increase in cash and cash equivalents	60.4	249.0	(188.6)	(76)%
Cash and cash equivalents, beginning of period	983.5	734.5	249.0	34%
Cash and cash equivalents, end of period	$1,043.9	$983.5	$60.4	6%

(a) On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was classified as a discontinued operation.  On December 17, 2014, the Company sold its interest in FDN.

Cash and cash equivalent balances increased by $60.4 million in 2015 compared with an increase of $249.0 million in 2014.  Detailed discussions regarding cash flow movements from continuing operations are noted below.

Operating Activities

2015 vs. 2014

Net cash flow provided from operating activities decreased by $26.5 million in 2015 compared with 2014. The decrease in cash flows was largely the result of the decrease in margins, partially offset by favourable working capital changes.

Investing Activities

2015 vs. 2014

Net cash flow used in investing activities was $632.6 million in 2015 compared with $634.6 million in 2014.  The primary use of cash in 2015 was for capital expenditures of $610.0 million and additions to long-term investments and other assets of $59.7 million, partially offset by a decrease in restricted cash of $30.8 million.  The primary use of cash in 2014 was for capital expenditures of $631.8 million and additions to long-term investments and other assets of $55.5 million, partially offset by the proceeds on disposal of property, plant and equipment of $30.5 million.

The following table presents a breakdown of capital expenditures on a cash basis:

	Year ended December 31,		2015 vs. 2014
(in millions)	2015	2014	Change	% Change
Operating segments
Fort Knox	$140.8	$86.0	$54.8	64%
Round Mountain	48.5	44.6	3.9	9%
Kettle River - Buckhorn	0.6	6.8	(6.2)	(91)%
Paracatu	112.7	112.6	0.1	0%
Maricunga	24.5	29.7	(5.2)	(18)%
Kupol (a)	55.9	91.3	(35.4)	(39)%
Tasiast	161.2	181.0	(19.8)	(11)%
Chirano	30.5	42.2	(11.7)	(28)%
Non-operating segment
Corporate and Other (b)	35.3	37.6	(2.3)	(6)%
Total	$610.0	$631.8	$(21.8)	(3)%

(a)       Includes $14.5 million of capital expenditures at Dvoinoye during 2015  (2014 - $34.1 million).

(b)       “Corporate and Other” includes corporate and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).

During 2015, capital expenditures decreased by $21.8 million compared with 2014.  The decrease in capital expenditures was primarily due to decreased spending at Kupol and Tasiast, partially offset by increased spending at Fort Knox related to Phase 8.

Financing Activities

2015 vs. 2014

Net cash flow used in financing activities was $131.7 million in 2015 compared with cash used of $94.2 million in 2014.  During 2015, the Company made repayments of debt of $80.0 million on the Kupol loan, which resulted in its full repayment.  During 2014, the Company made a net repayment of debt of $67.1 million, which included repayments of $500.0 million of the term loan and $60.0 million of the Kupol loan, partially offset by net proceeds of $492.9 million received from the issuance of senior notes on March 6, 2014.  In addition, total interest paid during 2015 was $91.5 million, of which $48.8 million was included in financing activities.  Total interest paid during 2014 was $82.4 million, of which $20.6 million was included in financing activities.

Cash Flow from Discontinued Operations

Net cash flow from discontinued operations decreased by $138.4 million compared with 2014.  The decrease in cash flow was due to gross cash proceeds of $150.0 million received in 2014 on completion of the sale of Aurelian and the FDN project.

Balance Sheet

	As at December 31,
(in millions)	2015	2014	2013
Cash and cash equivalents	$1,043.9	$983.5	$734.5
Current assets	$2,292.1	$2,587.1	$2,405.8
Total assets	$7,735.4	$8,951.4	$10,286.7
Current liabilities, including current portion of long-term debt	$701.8	$604.4	$712.9
Total long-term financial liabilities(a)	$2,452.7	$2,779.0	$2,757.5
Total debt, including current portion	$1,981.4	$2,058.1	$2,119.6
Total liabilities	$3,802.2	$4,059.6	$4,196.8
Common shareholders’ equity	$3,889.3	$4,843.0	$6,014.0
Non-controlling interest	$43.9	$48.8	$75.9
Statistics
Working capital (b)	$1,590.3	$1,982.7	$1,692.9
Working capital ratio (c)	3.27:1	4.28:1	3.37:1

(a) Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.

(b) Calculated as current assets less current liabilities.

(c) Calculated as current assets divided by current liabilities.

At December 31, 2015, Kinross had cash and cash equivalents of $1.0 billion, an increase of $60.4 million from the balance as at December 31, 2014, primarily due to net operating cash flows of $831.6 million, partially offset by cash outflows of $610.0 million used in the purchase of property, plant and equipment, $59.7 million for additions to long-term investments and other assets, and $80.0 million for the repayment of the Kupol loan.  Current assets decreased to $2,292.1 million, mainly as a result of inventory impairment charges, partially offset by the increase in cash and cash equivalents.  Total assets decreased by $1,216.0 million to $7,735.4 million, largely due to impairment charges related to inventory and property, plant and equipment.  Current liabilities increased to $701.8 million, largely due to the increase in the current portion of long-term debt related to the $250.0 million senior notes due in August 2016. This was partially offset by the $80.0 million repayment of the Kupol loan during 2015.  Total debt decreased by $76.7 million to $1,981.4 million, primarily due to the repayment of the Kupol loan.

At December 31, 2014, Kinross had cash and cash equivalents of $983.5 million, an increase of $249.0 million from the balance as at December 31, 2013, primarily due to net operating cash flows of $858.1 million and proceeds of $150.0 million received from the sale of its interest in Aurelian and the FDN project, partially offset by cash flows of $631.8 million used in the purchase of property, plant and equipment and the periodic repayment of $60.0 million on the Kupol loan.  Current assets increased to $2,587.1 million, primarily due to an increase in cash and cash equivalents.  Total assets decreased by $1,335.3 million to $8,951.4 million, primarily due to the recognition of impairment charges related to property, plant and equipment, goodwill, inventory and investment in associate, partially offset by an increase in current assets and long-term investments.  Current liabilities decreased to $604.4 million, largely due to a decrease in accounts payable and accrued liabilities.  Total debt decreased by $61.5 million to $2,058.1 million, primarily due to repayments of $500.0 million of the term loan and $60.0 million of the Kupol loan, partially offset by net proceeds of $492.9 million received from the issuance of senior notes on March 6, 2014.

As of February 9, 2016, there were 1,146.5 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 13.3 million share purchase options outstanding under its share option plan.

Financings and Credit Facilities

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041.  Kinross received net proceeds of $980.9 million from the offering, after discount and payment of fees and expenses related to the offering.

On March 6, 2014, the Company completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024.  Kinross received net proceeds of $492.9 million from the offering, after discount and payment of fees and expenses related to the offering.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions.  The non-recourse loan carried a term of five years with a maturity date of September 30, 2016, and had an annual interest of LIBOR plus 2.5%.  Semi-annual principal repayments of $30.0 million commenced in March 2013 and continued through September 30, 2015. Principal repayments were scheduled for March 31, 2016 and September 30, 2016, in the amounts of $13.0 million and $7.0 million, respectively.  On September 30, 2015, the Company prepaid the remaining $20 million, resulting in full repayment of the loan.

Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.

On March 10, 2014, the Company repaid $500.0 million of the term loan, leaving a balance of $500.0 million outstanding.  On July 28, 2014, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively.  On July 24, 2015, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2019 and August 10, 2020, respectively.  As at December 31, 2015, the Company had utilized $31.3 million (December 31, 2014 — $32.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.  On January 4, 2016, the Company drew $175.0 million in cash on the revolving credit facility.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at December 31, 2015, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.65%
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps.  The remaining outstanding interest rate swaps that hedged 80% of the remaining underlying floating rate term loan matured on August 10, 2015.

The amended revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with this covenant at December 31, 2015.

Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with EDC from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  On July 17, 2014, the Company further amended this facility to increase the amount from $200.0 million to $250.0 million.  Effective March 31, 2015, the maturity date for this facility was extended to June 30, 2016.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River—Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at December 31, 2015, $212.7 million (December 31, 2014 - $207.2 million) was utilized under this facility.

In addition, at December 31, 2015, the Company had $33.4 million (December 31, 2014 - $49.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow U.S. dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at December 31, 2015 and 2014, $nil was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:

	As at December 31,
(in millions)	2015	2014
Utilization of revolving credit facility	$(31.3)	$(32.1)
Utilization of EDC facility	(212.7)	(207.2)
Borrowings	$(244.0)	$(239.3)

Available under revolving credit facility	$1,468.7	$1,467.9
Available under EDC credit facility	37.3	42.8
Available credit	$1,506.0	$1,510.7

Total debt of $1,981.4 million at December 31, 2015 consists of $1,483.4 million for the senior notes and $498.0 million for the corporate term loan facility.  The current portion of this debt is $249.5 million at December 31, 2015.

Liquidity Outlook

As discussed in Section 4 of the MD&A, on January 11, 2016, the Company completed its acquisition of Bald Mountain and the remaining 50% interest in Round Mountain for $610.0 million in cash.  In addition, the Company expects to repay $250.0 million of debt related to the 3.625% senior notes.

We believe that the Company’s existing cash and cash equivalents balance of $1,043.9 million, available credit of $1,506.0 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), reclamation and remediation obligations currently estimated for 2016 and the payments discussed above.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2015:

(in millions)	Total	2016	2017	2018	2019	2020	2021 and thereafter
Long-term debt obligations (a)	$2,000.0	$250.0	$—	$—	$500.0	$—	$1,250.0
Operating lease obligations	28.6	9.2	7.7	5.2	4.4	1.6	0.5
Purchase obligations (b)	612.4	330.2	183.3	53.1	3.1	2.1	40.6
Reclamation and remediation obligations	1,246.6	38.0	49.6	36.3	34.7	122.8	965.2
Interest and other fees (a)	928.3	99.0	88.6	88.6	85.1	76.2	490.8
Derivative liabilities - net	15.0	15.0	—	—	—	—	—
Total	$4,830.9	$741.4	$329.2	$183.2	$627.3	$202.7	$2,747.1

(a)  Debt repayments are based on amounts due pursuant to the terms of the loan agreements.  Projected interest payments on variable rate debt are based on interest rates in effect on December 31, 2015.

(b) Includes both capital and operating commitments, of which $19.9 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2015, all of which mature in 2016:

Foreign currency	2016
Brazilian real forward buy contracts (in millions of U.S. dollars)	$67.4
Average price (Brazilian reais)	3.75
Chilean peso forward buy contracts (in millions of U.S. dollars)	$37.0
Average price (Chilean pesos)	653.02
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$45.0
Average price (Canadian dollars)	1.26
Energy
Oil swap contracts (barrels)	404,400
Average price	$47.55

The following new derivative contracts were entered into during 2015:

•                  $80.0 million Canadian dollars at an average rate of 1.25 with maturities in 2015 and 2016;

•                  $62.7 million Chilean pesos at an average rate of 645.34 with maturities in 2015 and 2016;

•                  $67.4 million Brazilian reais at an average rate of 3.75 maturing in 2016;

•                  570,520 barrels of crude oil at an average rate of $48.74 per barrel with maturities in 2015 and 2016; and

•                  25,168 tonnes of gasoil at an average rate of $488.59 per tonne which matured in 2015.

Subsequent to December 31, 2015, the following new derivative contracts were entered into:

•                  $16.5 million Canadian dollars at an average rate of 1.43 maturing in 2016 and the first quarter of 2017; and

•                  109,500 barrels of crude oil at an average rate of $37.63 per barrel maturing in 2016 and the first quarter of 2017.

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps that hedged 80% of the remaining underlying floating rate term loan matured on August 10, 2015.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units (“DSUs”) and cash-settled restricted share units (“RSUs”).  Hedge accounting was not applied to the TRSs.

At December 31, 2015, 5,695,000 TRS units were outstanding.  The following TRS contracts were entered into during 2015:

•                  79,000 units at an average price of CDN$3.51 to hedge DSUs.

•                  3,000,000 units at an average price of CDN$3.48 to hedge cash-settled RSUs.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2015	2014
Asset (liability)
Interest rate swaps	$—	$(0.7)
Foreign currency forward contracts	(13.8)	(48.8)
Energy swap contracts	(2.2)	(9.9)
Total return swap contracts	1.0	(0.6)
	$(15.0)	$(60.0)

Contingencies

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  On March 26, 2015, the parties filed settlement papers with the Court, and asked it to grant an order preliminarily approving the settlement. The action was settled for $33 million, without admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement.  On October 15, 2015, the Court granted final approval of the settlement. Having received final Court approval of the settlement agreement, without any valid objections, all class members (excepting only the six opting out, amounting to only 1,633 shares) were bound by the settlement and deemed to have released Kinross and the other defendants from any claims related to the Amended U.S. Complaint, with all further proceedings in the action being forever stayed.  The time to appeal the final Court approval has passed.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”). A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  On April 22, 2015, the parties advised the Ontario Court that they had agreed to a settlement of all claims in the Ontario Action.  On June 17, 2015, the Ontario Court approved the settlement.  All of the claims in the Ontario Action were settled for CDN$12.5 million, without any admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement.  Pursuant to the settlement, the Ontario Action has been dismissed in its entirety.  All class members are bound by the settlement and are deemed to have released Kinross and the other defendants from all claims that were raised in the Ontario Action or could have been raised in the Ontario Action.

On January 16, 2015, a notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992 was filed in the Ontario Court, entitled Frankfurt-Trust Invest Luxemburg AG v. Kinross Gold Corporation (the “Frankfurt Action”).  Pursuant to the settlement of the Ontario Action, the Frankfurt Action was dismissed in its entirety and all of the proposed class members are bound by the releases granted in the Ontario action.

7.              SUMMARY OF QUARTERLY INFORMATION

	2015				2014
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Metal sales	$706.2	$809.4	$755.2	$781.4	$791.3	$945.7	$911.9	$817.4
Net earnings (loss) from continuing operations attributable to common shareholders	$(841.9)	$(52.7)	$(83.2)	$(6.7)	$(1,473.5)	$(4.3)	$46.0	$31.8
Net earnings (loss) from discontinued operations after-tax (a)	$—	$—	$—	$—	$238.4	$(0.8)	$(1.9)	$(2.2)
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(0.73)	$(0.05)	$(0.07)	$(0.01)	$(1.29)	$—	$0.04	$0.03
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(0.73)	$(0.05)	$(0.07)	$(0.01)	$(1.29)	$—	$0.04	$0.03
Net cash flow of continuing operations provided from operating activities	$182.2	$232.1	$167.2	$250.1	$179.2	$304.5	$163.9	$210.5

(a) On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was classified as a discontinued operation.  On December 17, 2014, the Company sold its interest in FDN.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.

During the fourth quarter of 2015, revenue decreased to $706.2 million on total gold equivalent ounces sold of 638,040 compared with $791.3 million on sales of 658,730 total gold equivalent ounces during the fourth quarter of 2014.  The average gold price realized in the fourth quarter of 2015 was $1,108 per ounce compared with $1,201 per ounce in the fourth quarter of 2014.

Production cost of sales decreased to $439.4 million in the fourth quarter of 2015 compared with $469.2 million in the same period of 2014, primarily due to decreases in gold equivalent ounces sold and a decrease in input costs at various sites.

Fluctuations in the foreign exchange rates have also affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters in the subsequent year.

In the fourth quarter of 2015, the Company recorded an after-tax impairment charge of $430.2 million relating to its Fort Knox, Tasiast and Round Mountain CGUs, net of a tax recovery of $9.3 million, and inventory and other asset impairment charges of $235.0 million.  In addition, during the second quarter of 2015, the Company recognized an inventory impairment charge of $24.5 million at Maricunga.

In the fourth quarter of 2014, the Company recorded after-tax impairment charges of $932.2 million relating to several of its CGUs, net of a tax recovery of $127.9 million and non-controlling interest of $23.7 million.

During the fourth quarter of 2014, the Company completed the sale of its FDN project for gross cash proceeds of $150.0 million and $90.0 million of Lundin Gold common shares, resulting in an after-tax recovery of $238.0 million.

Operating cash flows increased slightly to $182.2 million in the fourth quarter of 2015, compared with $179.2 million in the same period of 2014, primarily due to more favourable working capital changes.

8.              DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting.  In making this assessment, management used the Internal Controls - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting were effective as at December 31, 2015.  There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.              CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Kinross’ accounting policies are described in Note 3 to the financial statements.  The preparation of the Company’s financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.  The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.  The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data.  The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value.  The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.  The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events.  The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates.  Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable mineral reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable mineral reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates.  Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Impairment of Goodwill and Long-lived Assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment.  The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment.  If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance.  Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.  Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts of the CGUs which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”).  Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad.  Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery.  Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates.  The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered.  The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates.  There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads.  There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available.  Mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.  Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.  The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation.  The actual future expenditures may differ from the amounts currently provided.

Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable.  Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit.  To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.  In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

In addition, the Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation.  There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur.  The assessment of such contingencies involves the use of significant judgment and estimates.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue — Barter Transactions Involving Advertising Services”.  IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”).  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition and measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.  The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”).  This standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15, has been applied, or is applied at the same date as IFRS 16.  IFRS 16 requires lessees to recognize assets and liabilities for most leases.  The Company is in the process of determining the impact of IFRS 16 on its consolidated financial statements.

10.       RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Kinross.  Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible.  For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2015, which will be filed on SEDAR.

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver.  Gold and silver   prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross.  The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical.  Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures.  If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.  The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal.  Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2015, the Company’s average gold price realized decreased to $1,159 per ounce from $1,263 per ounce in 2014.  If the world market price of gold and/or silver continued to drop and the prices realized by Kinross on gold and/or silver sales were to decrease further and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected.  In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations.  Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.  In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.  Furthermore, certain of Kinross’ mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross’ control.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge.  While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage.  The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests.  Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material.  While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage.  There are also risks against which Kinross cannot or may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection.  The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards.  In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

Environmental and Regulatory Risks

Kinross’ mining and processing operations and exploration activities in the United States, the Russian Federation, Brazil, Chile, Mauritania, Ghana and Canada are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters.  New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties.  Compliance with these laws and regulations requires significant expenditures and increases Kinross’ mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates.  Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards.  In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation.  Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities.  Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production.  The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities.  Environmental liability may result from mining activities conducted by others prior to Kinross’ ownership of a property.  In addition, Kinross may be liable to third parties for exposure to hazardous materials.  The costs associated with such responsibilities and liabilities may be substantial.  To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross.  Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.  Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Kinross is subject to various laws and regulations which, if the Company is alleged to, or does, violate, could result in regulatory or government investigations and/or sanctions, which could adversely impact the Company’s operations.  These include anti-bribery laws (including without limitation the U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act and anti-bribery laws in other jurisdictions in which the Company operates), international trade sanctions (including without limitation, in respect of Russia and Ukraine), and anti-money laundering laws and regulations.  Kinross has internal policies and procedures to mandate compliance with such laws and regulations; however, there can be no assurance that such policies and procedures will be effective in revealing or preventing violations thereof.  Various regulatory and government agencies review transactions and practices of Kinross in connection with the enforcement of applicable laws and regulations, and Kinross regularly cooperates in producing documents and other information sought by such authorities.  Consequences of violations could range from cost and expense to remediate, increased operating costs or changes to operations, fines or penalties for violations, expenses of investigations and defense, and potentially cessation of operations.

In August 2013, Kinross received information regarding allegations of improper payments made to government officials and certain internal control deficiencies at its West Africa mining operations.  External legal counsel was immediately retained to conduct an objective internal investigation into the allegations.  In March and December 2014, and July 2015, Kinross received subpoenas from the United States Securities and Exchange Commission seeking information and documents on substantially the same subjects as had previously been raised.  In December 2014, Kinross received similar requests for information from the United States Department of Justice.  The internal investigation is ongoing, and additional issues or facts could become known as the investigation continues. On December 10, 2015, the NGOs MiningWatch Canada and the French anti-corruption association Sherpa announced that they had filed a report with the Royal Canadian Mounted Police (“RCMP”) calling for an investigation of the Company for alleged breaches of Canada’s anti-corruption laws at the Company’s Tasiast mine in Mauritania and its Chirano mine in Ghana.  The Company has not received a copy of the report and as of the date hereof is not aware of any resulting RCMP investigation or other actions by any Canadian authorities.  Consequences of violations could include fines or penalties, de-listing of securities from US stock exchanges and restrictions on export licenses.

Reclamation costs

In certain jurisdictions in which the Company has operations, the Company is required to submit a reclamation plan for its applicable operations to address post-operation reclamation obligations.  The Company may incur significant costs in connection with these reclamation activities, which may exceed the provisions the Company has made in respect of its reclamation obligations.  In some jurisdictions, reclamation bonds, letters of credit or other forms of financial assurance are required as security for these reclamation obligations.  The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition and reclamation cost estimates.  Kinross may be required to replace or supplement the existing financial assurance, or source new financial assurance with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities.  There can be no assurance that Kinross will be able to maintain or add to its current level of financial assurance.  To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance for reclamation costs, where required  it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company.

Internal controls

Kinross has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls.  Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act, which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  Kinross’ failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

Indebtedness and an inability to satisfy repayment obligations

Although Kinross has been successful in repaying debt in the past, there can be no assurance that it can continue to do so.  Kinross’ level of indebtedness could have important consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations.  Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors.  Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates.  Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations.  If cash flow from operations is insufficient or if there is a contravention of its debt covenants, Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.  There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Mineral Reserve and Mineral Resource Estimates

The mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in the price of gold may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production.  Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2015, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold below this level may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserves.  Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable mineral reserves.  The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Kinross’ future plans rely on mine development projects, which involve significant uncertainties

The Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations.  Kinross is dependent on future growth from development projects.  Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; reserve estimates; and future metal prices.  Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits.  Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic to complete.  Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget.  The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.  The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project.  The timeline to obtain these government approvals is often beyond the control of Kinross.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations.  Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns.  Kinross’ actual costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; short term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes.  Operating costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, cost of commodities and other inputs, general inflationary pressures and currency exchange rates.  Many of these factors are beyond Kinross’ control.  No assurance can be given that Kinross’ cost estimates will be achieved.  Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes.  Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment (including parts) to conduct its mining operations and development projects.  A shortage of such input commodities or equipment or a significant increase in their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production.  The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile, Brazil and Ghana.  Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control.  An increase in the cost, or decrease in the availability, of input commodities or equipment may affect the timely conduct and cost of Kinross’ operations and development projects.  If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations.

Political Developments and Uncertainty in the Russian Federation

Ongoing political tensions and uncertainties as a result of the Russian Federation’s foreign policy decisions and actions in respect of Ukraine have resulted in the imposition of economic sanctions and increased the risk that certain governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation or may otherwise act in support of Ukraine. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by Canada, the United States or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company’s assets and operations.

Political, Economic and Legislative Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Canada, Brazil, Chile, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, economic, and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; thefts and illegal incursions on property (such as those which have occurred at Paracatu); extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources.  Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation.  Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time.  Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country.  As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation.  Certain currency conversion risks exist in the Russian economy.  Russian legislation currently permits the conversion of rouble revenues into foreign currency.  Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Although the Company has completed the sale of all of its interest in Aurelian and the FDN project in Ecuador to Lundin Gold, certain residual risks may remain in respect of FDN.  Certain liabilities and obligations exist under the purchase agreement with Lundin Gold. In addition, the Company has also signed a bilateral treaty with the government of Ecuador in respect of the transition of the FDN assets to Lundin Gold.  There can be no guarantee that the Company (and/or any of its directors, officers or employees) will not be subject to any obligations or liabilities, litigation, or other claims or actions in respect of its ongoing contractual obligations, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador.

Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities.  However, such licenses and permits are subject to challenge and change in various circumstances.  There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations and permits at all times.

Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross’ property holdings may, in certain cases, be uncertain and subject to being contested.  Kinross’ titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people.  The presence of community stakeholders may also impact on the Company’s ability to develop or operate its mining properties.  In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to develop or operate its mining properties.

Competition

The mineral exploration and mining business is competitive in all of its phases.  In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross.  The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration.  Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies.  Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement.  In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices.  The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price.  For 2016, sensitivity to a 10% change in the gold price is estimated to have an approximate $300 million impact on pre-tax earnings.  Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan.  Additionally, for 2016, sensitivity to a 10% change in the silver price is estimated to have an $8 million impact on pre-tax earnings.  Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow.  The Company’s corporate revolving credit and term loan facilities are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver.  Kinross’ practice is not to hedge metal sales.  On occasion, however, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management.  As at December 31, 2015, there were no gold or silver derivative financial instruments outstanding.  In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars.  The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis.  The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms.  Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies.  Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars.  From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations.  While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.  The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and United States dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 11 of the Company’s financial statements for the year ended December 31, 2015.

Credit, Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform.  Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent.  To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties.  The Company only transacts with highly-rated counterparties.  A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

As at December 31, 2015, the Company’s gross credit exposure, including cash and cash equivalents, was $1,263.4 million and at December 31, 2014, the gross credit exposure, including cash and cash equivalents, was $1,176.0 million.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations.  To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements.  Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

The Company has investment grade credit ratings from Fitch Ratings and Standard & Poor’s.  However, there is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency.  Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

Kinross’ ability to access capital markets is dependent upon its credit ratings

The Company’s ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings.  The Company has investment grade credit ratings from Fitch Ratings and Standard & Poor’s.  On March 16, 2015, Moody’s announced a downgrade of the Company’s senior unsecured ratings from Baa3 to Ba1 in light of the Moody’s downgrade of the Russian Federation’s sovereign rating to Ba1 and the Company’s concentration of cash flows from its operations in the Russian Federation.  There is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency.  On January 21, 2016, Moody’s announced plans to conduct a review of its ratings on a number of mining companies globally, including Kinross, in light of the recent downturn in the commodities markets. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company has conducted investigations in connection with recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions.  The Company may discover that it has acquired substantial undisclosed liabilities.  The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions proves to be inaccurate.  Such liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows.

Global Financial Condition

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

•                  Volatility in commodity prices and foreign exchange rates;

•                  Tightening of credit markets;

•                  Increased counterparty risk; and

•                  Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

The Company re-negotiated its term loan and revolving credit facility in 2015 to extend their terms to August 2019 and August 2020, respectively, while also amending the leverage ratio covenant.  As at December 31, 2015, the Company had $1,506.0 million available under its credit facility arrangements.  However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with.  The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio.  Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).  The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value.  Securities class action litigation has been brought against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter.  In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs’ carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time.  The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control.  Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

As at December 31, 2015, Kinross recorded an after-tax impairment charge of $430.2 million related to property plant and equipment impairment.  In the absence of any mitigating valuation factors, Kinross’ failure to achieve its valuation assumptions or declines in the fair values of its CGUs may, over time, result in further impairment charges.

Paracatu water supply and use

Operations at Paracatu are dependent on rainfall as the primary source of process water.  During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants.  Similarly, surface runoff and rain water are stored in the tailings impoundment, which constitutes the main water reservoir for the process plants.  The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact operations at Paracatu.  As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Human Resources

In order to operate successfully, Kinross must find and retain qualified employees.  Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner.  One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years.  If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected.  Kinross does not carry key-man life insurance with respect to its executives.

11.            SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings (loss) from continuing operations for the periods presented:

	Years ended
	December 31,
(in millions, except share and per share amounts)	2015	2014
Net loss from continuing operations attributable to common shareholders - as reported
	$(984.5)	$(1,400.0)
Adjusting items:
Foreign exchange losses	30.6	50.1
Non-hedge derivatives losses - net of tax	3.5	4.5
Losses on sale of other assets - net of tax	13.7	3.1
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	132.9	112.8
Impairment charges - net of tax	668.7	1,098.2
Change in deferred income taxes due to tax reforms enacted in Chile	—	32.7
Taxes in respect of prior years	22.2	45.2
Chile weather event related costs - net of tax	18.2	—
Impairment of investments and other - net of tax	9.5	162.6
Reclamation and remediation expense (recovery) - net of tax	(9.6)	21.9
Insurance recoveries - net of tax	(18.4)	—
Restructuring - net of tax	22.2	—
	893.5	1,531.1
Adjusted net earnings (loss) from continuing operations attributable to common shareholders	$(91.0)	$131.1
Weighted average number of common shares outstanding - Basic	1,146.0	1,144.3
Adjusted net earnings (loss) from continuing operations per share	$(0.08)	$0.11

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from continuing operations for the periods presented:

	Years ended
	December 31,
(in millions)	2015	2014
Net cash flow of continuing operations provided from operating activities - as reported	$831.6	$858.1
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(91.0)	(26.9)
Inventories	(63.5)	59.4
Accounts payable and other liabilities, including taxes	109.5	133.2
	(45.0)	165.7
Adjusted operating cash flow from continuing operations	$786.6	$1,023.8

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the consolidated statement of operations divided by the total number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2015	2014
Production cost of sales - as reported	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest	(18.0)	(16.6)
Attributable production cost of sales	$1,816.8	$1,954.6
Gold equivalent ounces sold	2,634,867	2,743,398
Less: portion attributable to Chirano non-controlling interest	(25,997)	(28,040)
Attributable gold equivalent ounces sold	2,608,870	2,715,358
Consolidated production cost of sales per equivalent ounce sold	$696	$719
Attributable production cost of sales per equivalent ounce sold	$696	$720

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2015	2014
Production cost of sales - as reported	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest	(18.0)	(16.6)
Less: attributable silver revenues	(82.5)	(93.6)
Attributable production cost of sales net of silver by-product revenue	$1,734.3	$1,861.0
Gold ounces sold	2,562,219	2,669,278
Less: portion attributable to Chirano non-controlling interest	(25,925)	(27,970)
Attributable gold ounces sold	2,536,294	2,641,308
Attributable production cost of sales per ounce sold on a by-product basis	$684	$705

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per ounce)	2015	2014
Production cost of sales - as reported	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest (a)	(18.0)	(16.6)
Less: attributable (b) silver revenues (c)	(82.5)	(93.6)
Attributable (b) production cost of sales net of silver by-product revenue	$1,734.3	$1,861.0
Adjusting items on an attributable (b) basis:
General and administrative (d)	160.6	178.8
Other operating expense - sustaining (e)	21.5	3.9
Reclamation and remediation - sustaining (f)	58.0	61.8
Exploration and business development - sustaining (g)	59.0	56.7
Additions to property, plant and equipment - sustaining (h)	428.5	387.0
All-in Sustaining Cost on a by-product basis - attributable (b)	$2,461.9	$2,549.2
Other operating expense - non-sustaining (e)	20.8	36.9
Reclamation and remediation - non-sustaining (f)	(7.9)	17.5
Exploration - non-sustaining (g)	47.6	48.7
Additions to property, plant and equipment - non-sustaining (h)	132.7	179.2
All-in Cost on a by-product basis - attributable (b)	$2,655.1	$2,831.5
Gold ounces sold	2,562,219	2,669,278
Less: portion attributable to Chirano non-controlling interest (i)	(25,925)	(27,970)
Attributable (b) gold ounces sold	2,536,294	2,641,308
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$971	$965
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,047	$1,072

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2015	2014
Production cost of sales - as reported	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest (a)	(18.0)	(16.6)
Attributable (b) production cost of sales	$1,816.8	$1,954.6
Adjusting items on an attributable (b) basis:
General and administrative (d)	160.6	178.8
Other operating expense - sustaining (e)	21.5	3.9
Reclamation and remediation - sustaining (f)	58.0	61.8
Exploration and business development - sustaining (g)	59.0	56.7
Additions to property, plant and equipment - sustaining (h)	428.5	387.0
All-in Sustaining Cost - attributable (b)	$2,544.4	$2,642.8
Other operating expense - non-sustaining (e)	20.8	36.9
Reclamation and remediation - non-sustaining (f)	(7.9)	17.5
Exploration - non-sustaining (g)	47.6	48.7
Additions to property, plant and equipment - non-sustaining (h)	132.7	179.2
All-in Cost - attributable (b)	$2,737.6	$2,925.1
Gold equivalent ounces sold	2,634,867	2,743,398
Less: portion attributable to Chirano non-controlling interest (i)	(25,997)	(28,040)
Attributable (b) gold equivalent ounces sold	2,608,870	2,715,358
Attributable (b) all-in sustaining cost per equivalent ounce sold	$975	$973
Attributable (b) all-in cost per equivalent ounce sold	$1,049	$1,077

(a) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(b) “Attributable” includes Kinross’ share of Chirano (90%) production.

(c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) “General and administrative” expense is as reported on the consolidated statement of operations, net of certain restructuring and transaction costs. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company, except to the extent incurred for specific items or activities not representative of the underlying operating performance of our business.

(e) “Other operating expense — sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) “Exploration and business development — sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines a reconsidered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h) “Additions to property, plant and equipment — sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows) net of proceeds from the disposal of certain property, plant and equipment, less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2015 relate to projects at Tasiast, Chirano and La Coipa.

(i) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include): “Mineral Reserve”, “Operational Outlook”, “Project Updates and New Developments”, “Liquidity Outlook”, “Contractual Obligations and Commitments”, “Contingencies”, “Other legal matters”, and “Risk Analysis”, and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities,  currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “anticipate”, “assumption”, “believe”, “budget”, “contemplate”, “consideration”, “contingent”, “estimates”, “expects”, “explore”, “feasibility”, “forecast”, “focus”, “forward”, “guidance”, “indicate”, “intend”, “initiative”, “measures”, “model”, “objective”, “optimize”, “outlook”, “opportunity”, “phased,” “plan”, “possible”, “potential”, “pre-feasibility”, “priority”, “project”, “projection”, “strategy”, “study”, “target”, or “trend”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailing facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining an investment grade debt rating being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of FDN and its sale, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and the “Risk Analysis” section of our 2015 year-end MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $15 impact on production cost of sales per ounce2.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $14 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $24 impact on Brazilian production cost of sales per ounce

A $10 per barrel change in the price of oil could result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101.  The technical information about the Company’s exploration activities contained in this MD&A has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

2  Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.